[redacted]

09041164

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 27 2009
503

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66750 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Torch Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**770 S. Post Oak Lane, Suite #101**
(No. and Street)

| **Houston** | **Texas** | **77056** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Mr. Ed Jones** **713-621-4577**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**UHY LLP**
(Name – *of individual, state last, first, middle name*)

| **12 Greenway Plaza, Suite 1202** | **Houston** | **Texas** | **77046** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC
Mail Processing
Section
FEB 27 2009
Washington, DC
103

**CHECK ONE:**

- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/2/09

# OATH OR AFFIRMATION

I, Ed Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer S. Cornman
My Commission Expires
Mar. 30, 2009

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TORCH SECURITIES, LLC

# FINANCIAL STATEMENTS

# DECEMBER 31, 2008

TORCH SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

## Independent Auditors' Report

To the Members
Torch Securities, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of Torch Securities, LLC as of December 31, 2008, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note D to the financial statements, Torch Securities, LLC had certain transactions and relationships with an affiliate. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torch Securities, LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information included on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 16, 2009

TORCH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

| | |
|---|---|
| ASSETS | |
| Cash | $ 6,756 |
| Prepaid expenses and other assets | 915 |
| TOTAL ASSETS | $ 7,671 |
| LIABILITIES AND MEMBERS' EQUITY | |
| LIABILITIES | $ - |
| MEMBERS' EQUITY | 7,671 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 7,671 |

See notes to financial statements.

# TORCH SECURITIES, LLC

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

# DECEMBER 31, 2008

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

## Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Members
Torch Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Torch Securities, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 16, 2009

-3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF COMPLIANCE INSPECTIONS AND EXAMINATIONS

March 27, 2009

THOMAS B. O'DRISCOLL, PRESIDENT
**TORCH SECURITIES, LLC**
770 S. POST OAK LANE
SUITE 101
HOUSTON, TX 77056

Re: **TORCH SECURITIES, LLC**
SEC File No.: **8-66750** CRD No.: **133642**

Dear Mr. O'Driscoll :

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements shall be deemed confidential." The financial statement received on **February 27, 2009,** was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within fifteen days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e) (3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

**Please submit your filing to the following address: Securities Exchange Commission, 100 F Street, NE, Washington, DC 20549, Attention: The**

**Registrations Branch, along with a copy of this letter. If you have any questions concerning this matter, please contact the undersigned at (202) 551- 8370.**

Sincerely,

Kimberly Johnson, Legal Instruments Examiner
The Registrations Branch

TORCH SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| REVENUES | | |
| Reimbursed expenses | $ | 4,082 |
| EXPENSES | | |
| Professional fees | | 7,860 |
| Travel | | 4,082 |
| Other | | 2,270 |
| TOTAL EXPENSES | | 14,212 |
| NET LOSS | $ | (10,130) |

See notes to financial statements.

**INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.**